UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: December 22, 2006

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CAMTEK REPORTS PRELIMINARY INFORMATION
ON EXPECTED REVENUES FOR THE FOURTH QUARTER OF 2006

Fourth Quarter Expected Revenue Range: $19 to $21 Million

MIGDAL HA’EMEK, Israel, December 22nd, – Camtek Ltd. (Nasdaq, TASE: CAMT) reported today that it expects to report revenues for fourth quarter of 2006 between $19 and $21 million. The revenues for the fourth quarter are expected to be lower than anticipated due to lower revenues in the semiconductor segment.

Camtek will report its financial results for the fourth quarter and full year of 2006 in mid February 2007.

Rafi Amit, Camtek’s CEO, commented: “Our fourth quarter decline in anticipated revenues is a result of lower than expected sales in our semiconductor business, which is characterized by a small number of orders, each of substantial size. After a year of exceptional growth in semiconductor capacity, we encountered a situation where a few of our customers delayed their purchasing decisions, while a few others requested to defer delivery of their orders to subsequent quarters. We believe this lower revenue level in our semiconductor business is not indicative of the upcoming quarters. Nevertheless we are taking precautionary steps to ensure that we maintain our profitability in the coming quarters. This includes a tight monitoring of our expense levels such as a temporary freeze of hiring activities.”

Mr. Amit continued, “2006 has still been a very good year for us and the strongest in our history from a revenue and profitability point of view. Despite our revised guidance range for the fourth quarter, we exceeded our original expectations by a wide margin. Our growth in revenues has been about 60% over that of last year.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

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